Via EDGAR

Aspen REIT, Inc.

96 Spring Street, 6th Floor

New York, NY 10012

April 12, 2018

Coy Garrison

Rahul Patel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Aspen REIT, Inc.

Withdrawal of Offering Statement on Form 1-A (File No. 024-10762)

Dear Messrs. Garrison and Patel:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Aspen REIT, Inc. (the “Company”) respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-10762), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), first filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2017 and qualified by the Commission on January 23, 2018, and requalified on February 15, 2018 following the filing of two post-qualification amendments.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has decided not to proceed with the offering covered by the Offering Statement at this time. No securities that are the subject of the Offering Statement have been sold.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

Aspen REIT, Inc.

/s/ Stephane De Baets
Name:	Stephane De Baets
Title:	Chief Executive Officer